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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

THE MIDLAND COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

597486109
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 597486109	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Joseph P. Hayden, Jr.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,274,070

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,220,010

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,070

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 12.9%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 4 pages

      This Amendment No. 5 to Schedule 13G is being filed solely to update Amendment No. 4 to Schedule 13G and reflects the reporting person’s holdings as of December 31, 2002.

Item 1(a)          Name of Issuer:    The Midland Company

Item 1(b)          Address of Issuer's Principal Executive Office:

                          7000 Midland Boulevard
                          Amelia, Ohio 45102-2607

Item 2(a)          Name of Person Filing:    Joseph P. Hayden, Jr.

Item 2(b)          Address of Principal Business Office:

                          7000 Midland Boulevard
                          Amelia, Ohio 45102-2607

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, No Par Value

Item 2(e)          CUSIP Number:     597486109

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

        Items 5, 7 and 9 include 20,200 shares that may be acquired through exercise of options within 60 days, 191,314 shares held by Mr. Hayden’s spouse, 514,024 shares held by the Hayden Investment Limited Partnership, a limited partnership in which Mr. Hayden’s spouse is the sole shareholder of the general partner and owner of all limited partnership interests, and 1,298,702 shares held by J & L Hayden Holdings Limited Partnership, of which Mr. Hayden’s spouse controls all voting and investment power. Items 5 and 9 include 54,000 shares which are restricted and over which Mr. Hayden sole voting but not dispositive power.

         According to its Form 10-Q filed with the SEC on November 14, 2002, as of October 31, 2002, Midland had 17,560,689 shares of its Common Stock outstanding. Accordingly, Mr. Hayden is deemed to beneficially own 12.9% of the outstanding Common Stock of Midland.

Page 4 of 4 pages

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date /s/ Joseph P. Hayden, Jr. Signature Joseph P. Hayden, Jr. Name